1 Himalaya Shipping – Q3 2024 Investor Presentation 7 November 2024

2 Forward looking statements This results presentation and any related discussions, including any related written or oral statements made by us, contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 that involve risks and uncertainties. Forward-looking statements are statements that do not reflect historical facts and may be identified by words such as “aim”, “believe,” “assuming,” “anticipate,” “could”, “expect”, “intend,” “estimate,” “forecast,” “project,” “likely to”, “plan,” “potential,” “will,” “may,” “should,” "indicative," "illustrative," "potential" or other similar expressions and include statements about plans, objectives, goals, strategies, future events or performance, including outlook, prospects, financing agreements associated with our vessels and expected cash break-even, illustrative free cash flow per share and earnings potential based on different scenarios and assumptions, statements about the benefits of our vessels, including the ability to bunker with LNG, LSFO, or HSFO, the terms of our charters and chartering activity, dry bulk industry trends and market outlook, including activity levels in the industry, expected trends, including trends in the global fleet, expected demand for and offer of vessels and utilization of the global fleet and our fleet, including expected average rates, fleet growth, new orderings, the impact of an aging global fleet, expected trends regarding iron ore demand, mandatory dry docking trends and impacts on expected supply of dry bulk vessels and yard capacity, replacement needs, statements about our dividend objective and plans,, expectations on demand, and other non-historical statements. These forward-looking statements are not statements of historical fact and are based upon current estimates, expectations, beliefs, and various assumptions, many of which are based, in turn, upon further assumptions, and a number of such assumptions are beyond our control and are difficult to predict. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from what is expressed, implied or forecasted in such forward-looking statements. Numerous factors, risks and uncertainties that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed, implied or forecasted in the forward-looking statements include but are not limited to: general economic, political and business conditions; general dry bulk market conditions, including fluctuations in charter hire rates and vessel values; our ability to meet the conditions and covenants in our financing agreements; changes in demand in the dry bulk shipping industry, including the market for our vessels; changes in the supply of dry bulk vessels; our ability to successfully re-employ our dry bulk vessels at the end of their current charters and the terms of future charters; changes in our operating expenses, including fuel or bunker prices, dry docking and insurance costs; changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities; compliance with, and our liabilities under governmental, tax, environmental and safety laws and regulations; potential disruption of shipping routes due to accidents or political events; our ability to refinance our debt as it falls due; fluctuations in foreign currency exchange rates; potential conflicts of interest involving members of our board and management and our significant shareholder; our ability to pay dividends and the amount of dividends we ultimately pay; risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change, as well as the performance of our vessels; other factors that may affect our financial condition, liquidity and results of operations; and other risks described under “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on March 27, 2024. The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this investor presentation. Except as required by law, Himalaya Shipping undertakes no obligation to update publicly any forward-looking statements after the date of this investor presentation, whether as a result of new information, future events or otherwise. Non-GAAP Financial Measures This presentation contains certain selected financial measures on a basis other than U.S. generally accepted accounting principles (“GAAP”), including Adjusted EBITDA, average TCE earnings, gross, and illustrative free cash flow. Adjusted EBITDA represents our net income plus depreciation of vessels and equipment; total financial expenses, net; and income tax expense. Adjusted EBITDA is presented here because the Company believes this measure increases comparability of total business performance from period to period and against the performance of other companies. Average TCE earnings, gross, as presented here, represents time charter revenues and voyage charter revenues adding back address commissions and divided by operational days. Average TCE earnings, gross, is presented here because the Company believes this measure provides additional meaningful information for investors to analyse our fleets’ daily income performance. For a reconciliation of Adjusted EBITDA and average TCE earnings, gross, to the most directly comparable financial measures prepared in accordance with US GAAP, please see the section of our preliminary results for the quarter ended September 30, 2024, Appendix entitled “Unaudited Non-GAAP Measures And Reconciliations”. For a discussion of illustrative free cash flow, see slide 12 including the footnotes thereto. We are unable to prepare a reconciliation of illustrative free cash flow without unreasonable efforts.

3 Highlights Q3 2024 Highlights: • All delivered vessels generated total operating revenues of $39.2 million, an average time charter equivalent earnings of approximately US$36,800/day, gross. • Net income of $10.7 million and adjusted EBITDA of $31.0 million for the quarter ended September 30, 2024. • Conversion of index linked charters on Mount Blanc and Mount Neblina to fixed charters from July 1, 2024 to July 31, 2024 and on Mount Blanc, Mount Neblina and Mount Hua from September 1, 2024 to September 30, 2024. • Acquisition of 40% of the issued shares of 2020 Bulkers Management AS to fully align the management functions with Himalaya Shipping for NOK3.2 million. • Payment of cash distributions for May, June, July and August 2024 of $0.04, $0.05, $0.06 and $0.07 per common share, respectively. Subsequent events: • Conversion of Mount Etna back to index linked rates from October 1, 2024. • Declaration of cash distributions for September and October 2024 of $0.10 and $0.04 per common share, respectively. • Execution of an addendum to the Drew revolving credit facility of up to $10 million, extending the timeframe to drawdown from the facility to December 31, 2025 and the latest repayment date to December 31, 2026.

4 Financial update

Key Financials Q3 2024

HIMALAYA SHIPPING

Income statement

US$ millions, except per share data	Q3 2024	Q2 2024	Variance
Operating revenues	**39.2**	**31.2**	**8.0**
Vessel operating expenses	(6.5)	(5.6)	(0.9)
Voyage expenses and commission	(0.4)	(0.3)	(0.1)
General and administrative expenses	(1.3)	(1.3)	0.0
Depreciation and amortization	(7.3)	(6.5)	(0.8)
Total operating expenses	**(15.5)**	**(13.7)**	**(1.8)**
Operating profit	**23.7**	**17.5**	**6.2**
Loss from equity method investment	-	-	-
Interest expense	(13.3)	(11.0)	(2.3)
Other financial items	0.3	0.4	(0.1)
Total financial expense, net	**(13.0)**	**(10.6)**	**(2.4)**
Tax expense	**-**	**-**	**-**
Net income	**10.7**	**6.9**	**3.8**
Earnings per share	0.24	0.16	
Adjusted EBITDA	31.0	24.0	7.0

Comments

- Increase in operating revenues of $8.0 million in Q3 2024, due to full quarter operations of all 12 vessels. Average TCE earnings, gross of approx. US$36,800/day in Q3 2024 vs US$34,600/day in Q2 2024.
- Cash break-even TCE estimated to be approximately $24,600 per day.
- Increase in vessel operating expenses of $0.9 million in Q3 2024 due to additional 3 vessels delivered in Q2 2024. Average vessel operating expenses of approx. $5,900/day per vessel in Q3 2024 vs $6,000 in Q2 2024.
- General and administrative expenses remained consistent in Q3 2024 from Q2 2024 levels of $1.3 million.
- Increase in Interest expense by $2.3 million in Q3 2024 due to a higher average loan principal outstanding following the sale and leaseback financing on the 3 vessels delivered in Q2 2024.
- Increase in operating profit by $6.2 million in Q3 2024.
- Net income of $10.7 million in Q3 2024 vs $6.9 million in Q2 2024.
- Adjusted EBITDA of $31.0 million in Q3 2024, an increase of $7.0 million over Q2 2024.

5

6 Key Financials Q3 2024 Balance Sheet Summary Comments US$ millions September 30, 2024 June 30, 2024 Variance Cash and cash equivalents 21.5 21.9 (0.4) Vessels and equipment 860.3 867.7 (7.4) Equity method investment 0.3 -- 0.3 Total assets 890.3 897.3 (6.9) Short-term and long-term debt 719.7 725.5 (5.8) Total equity 160.2 157.2 3.0 • Net cash generated by operating activities in Q3 2024 of $16.5 million. • Net cash used in investing activities in Q3 2024 was $0.1 million, primarily relating to the acquisition of 40% equity in 2020 Bulkers Management AS for $0.3 million, offset by cash rebates on newbuildings of $0.2 million. • Net cash used in financing activities in Q3 2024 was $16.8 million consisting of payment of cash distributions paid of $9.7 million, loan repayments of $6.4 million and payment of deferred loan costs of $0.8 million; • Minimum cash balance required under the sale and leaseback arrangements of $7.6 million shown as part of cash and cash equivalents as of September 30, 2024. • Vessels and equipment decreased primarily due to the quarterly depreciation of $7.3 million in Q3 2024. • Equity method investment relates to the acquisition of 40% equity in 2020 Bulkers Management AS for $0.3 million. • Decrease in short-term and long-term debt was mainly due to loan repayments of $6.4 million, offset by deferred finance cost amortisation of $0.7 million. • $10 million available to draw-down under the RCF with Drew Holdings Ltd.

7 Key Financials YTD Q3 2024 Income statement Comments US$ millions, except per share data YTD Q3 2024 Operating revenues 94.0 Vessel operating expenses (17.1) Voyage expenses and commission (1.1) General and administrative expenses (4.0) Depreciation and amortization (19.2) Total operating expenses (41.4) Operating profit 52.6 Interest expense (33.4) Interest income 0.8 Other financial items - Total financial expense, net (32.6) Tax expense - Net income 20.0 Earnings per share 0.46 • Operating revenues of $94.0 million on all delivered vessels. Average TCE earnings, gross of approx. US$34,300/day. • Vessel operating expenses of $17.1 million. Average vessel operating expenses of approx. $6,000/day per vessel. • General and administrative expenses of $4.0 million, including $0.4 million in share-based compensation, $1.3 million in management fees, $0.7 million of D&O insurance, $0.6 million of employee related costs and directors’ fees, and $0.5 million in legal, audit and accounting fees. • Interest expense of $33.4 million on the sale & leaseback financing net of interest capitalized. • Operating profit of $52.6 million • Net income of $20.0 million • Adjusted EBITDA of $71.8 million

8 Company update

9 Source: Company Data Fleet status report – Current Chartering position

10 Growth in earnings and dividends into an improving market EBITDA pr Q ($m) Dividend pr month ($c/share) 6.1 13.4 16.8 24.0 31.0 0.0 5.0 10.0 15.0 20.0 25.0 30.0 35.0 Q3 23 Q4 23 Q1 24 Q2 24 Q3 24 EBITDA 1 3 3 4 4 5 6 7 10 0 2 4 6 8 10 12 Jan-24 Feb-24 Mar-24 Apr-24 May-24 Jun-24 Jul-24 Aug-24 Sep-24

11 Ordered at the right time – financed long-term at fixed price Modest leverage Financing fixed for 7 years gives attractive break-even Source; Himalaya Shipping. Clarksons. Debt based on $725.5m total debt net of deferred financing costs. Based on Company estimated average debt financing for 12 vessels, including scrubber financing for four vessels. 2. Blended fixed bareboat day-rate. 3. Floating interest rate scrubber financing for four vessels. 4. VLSFO – HSFO spread of $110 basis Singapore bunkering for a consumption of 10,000 tons per year with 75% benefit to the Shipowner. Platts quoted bunker spread 5 Nov 2024 is $110/t. 5. 11 index-linked charters with a contracted premium to BCI 5TC of 42%. Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) as of January 26, 2023 and Company estimates. 5. Capesize index rate adjusted for 5% commission $71.6m $95m $60.4m Order price Current valuation Current debt pr ship 64% LTV Fixed bareboat day-rate2 $/day 16,567 Scrubber financing3 $/day 841 Estimated Opex " 6,400 Estimated SG&A " 732 Estimated cash break-even " 24,540 Estimated scrubber benefit when sailing4 $/day (2,200) Earnings premium5 42% (6,300) Capesize index eq cash break-even rate $/day ~16.3005

12 Solid dividend capacity Illustrative FCF $ per share based on Capesize index rate 1. This information has been prepared for illustrative purposes only and does not represent the Company’s forecast. It is based, among other things, on industry data, internal data and estimates of the Company and is inherently subject to risk and uncertainties. Actual results may differ materially from the assumptions and circumstances reflected in the above illustrative financial information. 2. Assumes BCI5 Index rates + 42% premium (less 5%) commission) + $2,200 in scrubber benefit less $24,540/d in cash breakeven x 12 ships, divided on 43,900,000 shares outstanding 0.0 0.5 1.2 1.9 2.6 3.2 3.9 4.6 5.3 16,300 20,000 25,000 30,000 35,000 40,000 45,000 50,000 55,000

13 Capital discipline Full alignment between shareholders and management – board and sponsors own ~1/3 of the equity No reinvestment plans – youngest fleet in the industry means limited capital needs Cash flow from operation targets to be distributed in monthly dividends Already announced 9 monthly dividends - $0.10c for Sept 2024 Attractive cash-break even of ~$16k/day on Capesize index equivalent

14 Market update

15 Strong start to the year and strong seasonality ahead Baltic 5TC Index Baltic 5TC Index Seasonality Source: Clarksons Shipping Intelligence Index Seasonality indicates a strong year end for Newcastlemax YTD average rate $24k/day up 71% Y/Y 0 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 90,000 J F M A M J J A S O N D 2015-23 max-min range 2015-23 average 2024 2023 -20% -11% 4% 26% -30% -20% -10% 0% 10% 20% 30% Q1 Q2 Q3 Q4 Capesize Earnings Seasonality (2000-Present) Average quarterly deviation vs. yearly average

Significant iron ore volumes coming – driving tonne-mile demand

Addition iron ore volumes in Atlantic basin (MT/y) – 3x longer than from Australia



Simandou project – Guinea
Start-up 2025 – full volumes 2028
Vale capacity increases by 2026
WINNING CONSORTIUM SIMANDOU
CHALCO
RioTinto
VALE
60
60
15
15
20
170
WCM
Simfer
Vargem
Capanema
S11D
Total

Required # ships 150% > orderbook[1]



232
136
# of Ships for these volumes
Current Capesize+ Orderbook

Source: Clarksons, Rio Tinto, Vale, Himalaya Shipping. 1) Assumed 170MT pr year carried on 210k DWT Newcastlemaxes (95% fully loaded). Each ship able to do 3.65 round voyages pr year

16

17 0 50 100 150 200 250 300 350 400 450 2000 2003 2006 2009 2012 2015 2018 2021 2024 Capesize fleet mDWT Capesize orderbook mDWT Limited supply of new ships 25-year low orderbook Highly supportive OB/Fleet Ratio Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) Orderbook 7.2% of fleet 54% 41% 32% 22% 20% 12% 10% 9% 7.2%

18 0 50 100 150 200 250 300 350 1993 1995 1997 1999 2001 2003 2005 2007 2009 2011 2013 2015 2017 2019 2021 2023 2025 2027 Delivered Newbuildings Significant replacement needs Capesize+ fleet by delivery year in # ships Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) 60% of the fleet >20 years by 2033 Year # ships turning 20 years % of fleet >20 years 2024 99 5% 2025 47 7% 2026 58 10% 2027 56 13% 2028 45 15% 2029 110 21% 2030 212 31% 2031 251 44% 2032 214 55% 2033 103 60% Vessels built before 20093 Vessels built between 2009 and 20153 Vessels built post-2016 unaffected by 20303 305 ships – 14% 1,072 ships – 50% 780 ships – 36% Unlikely to be able to build significant capacity before 2028

19 Mandatory dry docking to increase in 2025 Drydock data implies up to 2-3% further supply restrictions fleet-wide over the next 3 years Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) • With an aging fleet forced to drydock or be scrapped, this will be an additional positive impact on cape/newc freight rates • The large number of dry dockings in 2025 may lead to yard congestion Average capesize fleet age: • 52% increase in estimatated supply outtake due to DD ‘24->’25 • 2010 was a big delivery year - hence over 10% of the fleet will engage in 15 year SS in 2025 (23% of the cape fleet will need dry dock in total) 0.00 200,000.00 400,000.00 600,000.00 800,000.00 1,000,000.00 1,200,000.00 1,400,000.00 1,600,000.00 1,800,000.00 2,000,000.00 5 10 15 20 DW T da ys Special survey interval by age Dry dock requirement Dry dock requirement 2025 Dry dock requirement 2024

20 Thank you